PayPal Holdings, Inc. (PYPL)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
PayPal Shareholder since 2016

Important to Vote for a Shareholder Say on Director Pay – Proposal  6

There is no greater conflict of interest than when a Board approves its own pay, with no oversight from the shareholders whose interest they must represent above their own. This proposal rectifies this problem. It provides for a simple, straightforward shareholder vote on whatever pay package directors design for themselves.

There are compelling reasons for shareholders to adopt director say-on-pay in the way we propose. Not surprisingly, the Board opposes it. We speculate it does not want any shareholder oversight of a central element of board service.

In the proxy statement, the company provides three reasons for shareholders to oppose it. However, the Board states routine facts as arguments against the proposal or simply misleads shareholders. Here, we respond to and rebut each point the Board makes in its Statement in Opposition.

•    “Our director compensation is reasonable and reflects market practice” – The proposal does not limit or change the compensation that directors receive. It merely allows shareholders to approve whatever compensation package the Board wants to pay itself. Also, if director compensation is reasonable and reflects market practice, then it should gain shareholder approval easily, and this proposal should not concern directors at all.

•     “PayPal already provides opportunities for stockholders to express their views on director compensation” – This is misleading and does not address the inherent conflict of interest when the Board approves its own compensation. Shareholders voting on Compensation Committee members at a Board election does not express any direct influence over director pay, and at best merely expresses indirect, vague sentiment about a range of possible shareholder concerns.

•     “[The proposal] would place PayPal at an extreme disadvantage relative to other US public companies and hinder PayPal’s ability to maintain a qualified, high-performing Board of Directors” – The company can continue to provide competitive pay to independent directors. Under the current pay practices, incumbent and prospective directors should have no worries about winning shareholder approval for their compensation. The Board proudly refers to its “effective compensation program” for directors. This proposal will continue this trend, by adopting another element of strong corporate governance, shareholder oversight of director compensation. If the Board represents shareholders well, then it should have confidence it will win an annual vote to approve its compensation.

For these reasons, and above all to improve even further corporate governance on a subject with an inherent conflict of interest, we urge shareholders approve this proposal.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.